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THOMAS G. BROCKINGTON
Direct Dial: (714) 641-3466
E-mail: tbrockington@rutan.com                      February 3, 2005




Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0406

Attn:  Matthew Benson, Esq.

         Re:      Superior Galleries, Inc.
                  Registration Statement on Form SB-2
                  Commission File No. 333-119253
                  ------------------------------

Dear Mr. Benson:

         We are concurrently filing Amendment No. 3 to the Registration Statement on Form SB-2 of Superior Galleries, Inc., File No. 333-119253. This letter is in response to your comment letter of January 21, 2005. The paragraph numbers set forth below correspond to the paragraph numbers set forth in your January 21, 2005 letter.

         The following are our responses to your comments.

General
-------

1. With respect to your question regarding whether the January 4, 2005 issuance of 180,000 shares should be integrated with the company's public offering, this most recent issuance should not be integrated with the Company's prior sales of securities because it is entirely unrelated to the prior sales and thus these transactions are not part of a single plan of financing. Instead, they consist of a collection of separate, miscellaneous issuances which were agreed to individually and at different times in response to different business needs.

         The sale of the 180,000 shares of common stock to American Capital Ventures ("ACV") was privately negotiated between the Company and ACV, as part of ACV's compensation for services rendered to the Company. These negotiations started in December 2004, after all of the other transactions, other than two unrelated option grants, had been completed. The contractual relationship with ACV bears no relationship whatsoever with the business relationships that led to the prior or subsequent sales of stock, and ACV's services constitute a type of consideration that is unlike any of the consideration paid or provided by the Company's other purchaser's of securities.


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Securities and Exchange Commission
February 3, 2005
Page 2


         Prior to April 26, 2004, there was a gap of over six months during which no securities sales were made. This long period of time without any securities sales, we believe, requires a conclusion that none of the transactions prior to that date should be integrated with those completed after that date. Regulation D, Rule 502(a) supports this conclusion. After April 26, 2004, there were six transactions, four of which were option grants under the Company's stock option plan. Even if all of these transactions were integrated (and we do not concede that they should be), they would collectively still constitute a private sale of securities, due to the nature of the transactions (all privately negotiated with persons familiar with the Company), the absence of any general advertising or solicitation, and the small number of purchasers (approximately 20 purchasers total, and only 2 if the option grants are excluded).

         Thus, except for the fact that many of the transaction involve common stock, there was virtually no connection between the transactions in regards to any of the accepted indicia of an integrated offering: (a) single plan financing; (b) transactions were at or about the same time;
         (c) transactions involved the same type of consideration; and (d) transactions were made for the same general purpose.

         Please note that Amendment No. 3 also discloses the issuance in October and December 2004 of options to purchase an aggregate of 30,000 shares of common stock, to three persons, each of whom was an employee or director of the Company under the Company's Employee Stock Option Plan. These issuances were inadvertently omitted from Amendment No. 2. While these transactions might be integrated with the other issuances to employees by the company, even taken together these issuance would also qualify as private offerings, due to the small number of purchasers (approximately 20), the absence of advertising or general solicitation and the optionees' access to information about the company.

         As requested, we have deleted the recently issued 180,000 shares from this registration statement. The Company plans to file a new registration statement immediately following the effectiveness of the present registration statement, in order to register the resale of these shares. The Company will likely rely on Rule 429 in preparing a prospectus that relates to the shares covered by both registration statements.



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Securities and Exchange Commission
February 3, 2005
Page 2


Note 9. Contingencies
---------------------

Legal Proceedings, page F-35
----------------------------

2. As requested, we have revised the disclosure in footnote 12 on page F-35 (not footnote 9, which relates to "Notes Payable to Related Party"), to describe the fact that the Company does not believe that the litigation will affect its liquidity or cash flows. The same change has been made in footnote 10 on page F-50, in the context of the quarterly financial statements.

         I look forward to discussing the foregoing with you at your convenience. My direct phone number is (714) 641-3466.


                                             Very truly yours,

                                             RUTAN & TUCKER, LLP



                                             /s/ Thomas G. Brockington